UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03010671

NO ACT
P.E 1-15-03
1-2256

February 28, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: ExxonMobil Corporation
Incoming letter dated January 15, 2003

Dear Mr. Parsons:

This is in response to your letter dated January 15, 2003 concerning the shareholder proposal submitted to ExxonMobil by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 21, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles J. Jurgonis
Plan Secretary
AFSCME
1625 L St. N.W.
Washington, DC 20036

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 15, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RECEIVED
2003 JAN 16 AM 9:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Ballot Access

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Employees Pension Plan of the American Federation of State, County and Municipal Employees and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal Relates to Election of Directors.

The proposal would amend ExxonMobil's by-laws to allow shareholders who beneficially own 3% or more of the corporation's outstanding stock to nominate their own director candidates and to have those candidates included in the company's proxy statement and proxy card in addition to the Board's own nominees.[1]

In numerous no-action letters, the staff has consistently agreed that "ballot access" proposals such as this may be excluded under Rule 14a-8(i)(8) because these proposals, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors.

For example, last proxy season in Goldfield Corporation (available April 9, 2002), the staff permitted exclusion under Rule 14a-8(i)(8) of a proposal requesting the company to develop by-laws to "qualify nominees who have demonstrated a meaningful level of stockholder support and to provide them with free and equal ballot access." Similarly, in Storage Technology Corporation (available March 22, 2002), the staff permitted exclusion of a proposal that the

[1] Although each 3% shareholder would be limited to one nominee, the proposal would appear to allow multiple competing nominees sponsored by different shareholders or groups of shareholders.

company amend its by-laws to require management to include each candidate nominated by a stockholder in the company's proxy statement and voting ballot.

These letters are consistent with a long line of earlier precedents dealing with similar proposals. For example, in Oxford Health Plans, Inc. (available February 23, 2000), Intel Corporation (available January 31, 2000), AT&T Corp. (available January 24, 2000), BellSouth Corporation (available January 24, 2000), The Boeing Company (available January 24, 2000), The Coca-Cola Company (available January 24, 2000), Ford Motor Company (available January 24, 2000), The Black & Decker Corporation (available January 18, 2000), and Newmont Mining Corporation (available January 18, 2000), the staff permitted companies to exclude proposals that were substantially the same as the current proposal. The proposal at issue in those letters urged companies to take all necessary steps to ensure that, if holders of at least three percent of a company's common stock nominate candidates for the board of directors, the company would include the names, biographical sketches and photographs of these nominees in its proxy materials; print the names of these nominees on its proxy card; and afford shareholders the same opportunity to vote for these nominees as is provided for the board's own nominees.

Similarly, in Toys "R" Us, Inc. (available April 3, 2000) and Kmart Corporation (available March 23, 2000), the staff permitted exclusion of proposals urging establishment of a shareholder right of access to the company's proxy statement to allow advancement of non-management candidates supported by holders of at least two percent of the company's outstanding shares.

The staff has taken the same position both with respect to precatory proposals and proposals presented as by-law amendments. See, for example, United Road Services, Inc. (available May 5, 2000) and Boykin Lodging Company (available March 22, 2000), allowing exclusion of proposals to amend company by-laws to require that each duly-nominated candidate for director be listed in the company's proxy statement and proxy card and that the company's proxy materials contain the same types and amounts of information about each duly-nominated candidate for director, with "duly-nominated candidate" being defined to include shareholder-nominated candidates not approved by the board of directors.

The policy behind these letters was set forth in Release No. 34-12598 (July 7, 1976). In proposing amendments to Rule 14a-8, the Commission stated that "the principal purpose of the provision [current Rule 14a-8(i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [provisions now included in Rule 14a-12], are applicable thereto."

It is the policy of ExxonMobil's Board to nominate a sufficient number of candidates for each election of directors to fill all open seats. Therefore, any nomination of a non-management candidate under the procedure sought to be established by the proposal would result in an election contest. The proposal itself clearly indicates that the intent of the procedure is to allow dissident shareholders to oppose one or more management nominees, since the proposal contemplates that the dissident nominee would provide "the information required by Items 5(b) ... of SEC Schedule 14A." Item 5(b) is a specific disclosure item applicable to solicitations subject to Rule 14a-12(c). Rule 14a-12(c), in turn, relates to "[s]olicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors ...."[2]

Moreover, the effect and purpose of the proposal are not only to conduct election contests but to change significantly the manner in which election contests are currently conducted under the proxy rules. Specifically, the proposal would force the Board of Directors to solicit votes on behalf of dissident candidates in opposition to the Board's own nominees, and to do so within the Board's own proxy material.

We note press articles[3] reporting that eRaider.com Inc. and others have submitted rulemaking petitions to the SEC seeking amendments of Rule 14a-8 to permit shareholders to use the shareholder proposal process to elect directors.[4] While we do not support the substance of these proposals, we do agree that formal rulemaking is the appropriate process through which any significant proposed change in the conduct of election contests should be addressed.

The proxy rules have been carefully developed over many years. Like other SEC rules, the proxy rules are subject to change, but any change as fundamental as the change contemplated by this proposal deserves careful consideration by the staff, as well as a full and open opportunity for comment by all interested persons.[5]

---

[2] The proxy material would need to include other information from the dissident shareholder that is not contemplated by the proposal, such as the information required under Item 4(b) of Schedule 14A. This omission exemplifies why, as discussed later in this letter, the shareholder proposal process is an inappropriate vehicle through which to seek reform of the securities laws.

[3] See "Rulemaking Petition Seeks Better Access to Election Ballots," SEC Today, October 16, 2002.

[4] Proposals along these lines were also introduced in Congress last year (see S. 2640, 107th Cong., 2d. Sess. (2002)), but were not included in the Sarbanes-Oxley Act of 2002 or other final legislation.

[5] In 1992, the Commission implemented proxy rule changes which, among other things, facilitated communications among shareholders in connection with proxy solicitations (Release No. 34-31,326 (October 16, 1992)). Those changes followed "a three-year study, two releases for public comment, and over 1,700 public comments." S. Lorne, Acquisitions and Mergers: Negotiated and Contested Transactions §4.14 (2002). We suggest that the changes contemplated by this proposal are at least as significant as the changes made in 1992.

Issues that would need to be addressed in a rulemaking would include:

- whether there is any compelling reason -- especially in light of the internet and the growing ease of electronic communications -- to force companies to underwrite insurgent campaigns;
- the risk that shareholders could be confused or misled by a proxy statement and proxy card that combine management nominees with one or more insurgent "short slates";
- how the process of preliminary filing and SEC review and comment would be handled in light of the fact that a single filed document would contain material from two or more opposing groups[6];
- liability issues[7];
- the need for conforming changes in other SEC rules[8]; and
- whether, if there is found to be a need to change the process for election contests, better alternatives are available.

In short, as the Commission itself has said, it is simply not appropriate to use the shareholder proposal process for effecting reforms in elections.[9]

In light of the clear and extensive precedents for omitting this proposal under Rule 14a-8(i)(8), we do not believe it is necessary to brief other possible grounds for omission in this letter. However, should the staff not agree with our interpretation of Rule 14a-8(i)(8), we respectfully request permission to submit additional correspondence outlining those additional arguments.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

[6] The proposal contemplates that the company's own Board of Directors would "adopt a procedure for timely resolving disputes over whether the [dissident shareholder's] Disclosure and Statement comply with SEC rules, including Rule 14a-9." We believe, and expect the staff would concur, that responsibility for resolving disputes regarding compliance with SEC rules properly lies with the SEC itself, not with company boards.

[7] The proposal states that the dissident shareholder must "undertake" to assume liability arising out of violations of law in connection with its disclosure. However, without a change in the securities rules themselves it appears the company would still be primarily liable for such violations. Without rule changes, the dissident shareholder information would also appear to be incorporated by reference in the company's 1933 Act registrations.

[8] Effective implementation of the alternative election contest procedure contemplated by the proposal would appear to require changes in a number of SEC rules, including Rule 14a-4, Rule 14a-6, Rule 14a-8, Rule 14a-12, and Schedule 14A. Changes outside the proxy rules might also be necessary to address liability and incorporation by reference issues.

[9] To the extent the proposal is inconsistent with the existing SEC proxy rules, we believe the proposal can also be omitted from our proxy material under Rule 14a-8(i)(3).

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
American Federation of State, County and Municipal Employees
Employees Pension Plan
1625 L Street, N.W.
Washington, D.C. 20036
Attn: Gerald W. McEntee, Chairman

EXHIBIT 1

1625 L STREET, NW
WASHINGTON, DC
Phone: (202) 429-5024
Fax: (202) 429-1272

AFSCME

RECEIVED
NOV 14 2002
P.T. MULVA

Fax

To:	Patrick T. Milva, Corporate Secretary Exxon Mobil	**From:**	Gerald W. McEntee, Chairman AFSCME Pension Plan
Fax:	(972) 444-1505	**Date:**	November 14, 2002
Phone:		**Pages:**	3 pages to follow
Re:	Letter	**CC:**	

☐ **Urgent** X **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

•Comments: Any questions, please contact Michael Zucker @ 202-429-5024

RECEIVED
NOV 14 2002
P.T. MULVA

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

VIA FACSIMILE AND REGISTERED MAIL

November 14, 2002

Mr. Patrick T. Milva, Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Milva:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Exxon Mobil Corporation (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 75,876 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership are attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

Gerald W. McEntee

GERALD W. McENTEE
Chairman

GWMcE:mas

Attachment

SHAREHOLDER RELATIONS
NOV 14 2002
NO. OF SHARES -0-
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

RESOLVED, that pursuant to Section 2-9 of the New Jersey Business Corporation Act and Article IX of the Bylaws of Exxon Mobil Corporation ("Exxon Mobil"), the shareholders hereby amend the Bylaws to add the following Article XI:

"Shareholder Director Nominations

The corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the corporation's board of directors by a shareholder or thereof that satisfies the requirements of this Article XI (the "Nominating Shareholder"), and shall allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominating Shareholder may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominating Stockholder must:

(a) beneficially own 3% or more of the corporation's outstanding common stock;

(b) provide written notice received by the Secretary of the corporation a reasonable length of time before the meeting; such notice shall contain (i) with respect to the nominee, (A) the information required by Items 5(b) and 7 of SEC Schedule 14A and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominating Shareholder, the information required by Item 5(b) of Schedule 14A (with separate disclosure for each shareholder in a group) (all disclosure in this Article XI(b) is the "Disclosure"); and

(c) execute an undertaking that it agrees to (i) assume all liability arising out of any violation of law or regulation in connection with the Nominating Shareholder's communications with other shareholders of the corporation, including the Disclosure; (ii) to the extent it uses soliciting material other than the Company's proxy materials, comply with all laws and regulations relating thereto.

In addition to the Disclosure, the Company shall include in its proxy materials a 500-word statement by the Nominating Stockholder in support of the nominee's candidacy (the "Statement"). The Board of Directors shall adopt a procedure for timely resolving disputes over whether the Disclosure and Statement comply with SEC rules, including Rule 14a-9."

SUPPORTING STATEMENT

Shareholders currently have no meaningful control over the process by which candidates are selected for election to corporate boards. Exxon Mobil says it considers candidates suggested by shareholders, but there is no requirement that such candidates be placed on the ballot. Indeed, there is no indication in any of Exxon Mobil's last three proxy statements that any shareholder nominee was considered.

We believe that direct access to the proxy for purposes of electing a director nominated by shareholders is the most effective mechanism for ensuring diverse opinions and independent oversight. Such input is especially critical now, to deal effectively with the risks associated with global climate change, which an August 18, 2002 New York Times article characterized as a possible "'off balance sheet' land mine" for companies.

We urge shareholders to vote FOR this proposal.

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services
200 Newport Ave.
JQB7N
Quincy, MA 02171
Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 7, 2002

Charles Jurgonis
A.F.S.C.M.E. Pension Plan
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter **EXXON MOBIL** (30231G102)

Dear Mr. Jurgonis:

This is to confirm that according to the records of State Street Bank & Trust Co., the AFSCME Employees Pension Plan is currently the beneficial owner of **75,876 shares of EXXON MOBIL** stock, valued at $2000 or more, and has held at least that amount on a continuous basis since **October 7, 2001.** The AFSCME Employees Pension Plan has held shares valued at $2,000 or more of **EXXON MOBIL** stock on a continuous basis since **October 7, 2001.**

Sincerely,

Kevin Yakimowsky

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

November 19, 2002

VIA UPS - OVERNIGHT DELIVERY

Mr. Gerald W. McEntee
Chairman
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, D.C. 20036

Dear Mr. McEntee:

This will acknowledge receipt of the proposal concerning director nominations by shareholders, which you have submitted on behalf of the American Federation of State, County and Municipal Employees in connection with ExxonMobil's 2003 annual meeting of shareholders. By copy of a letter from State Street Bank & Trust Co., your share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We believe a dialogue on this proxy proposal would be useful. Please contact Dave Henry on my staff at 972.444.1193 and let him know possible times that would be convenient to you for such a discussion. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

c: Mr. Michael Zucker

RECEIVED
2003 FEB 21 PM 3:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

February 21, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan;
<u>No-action request by Exxon Mobil Corporation</u>

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Exxon Mobil Corporation ("Exxon Mobil" or the "Company") a shareholder proposal (the "Proposal") amending Exxon Mobil's bylaws to establish a procedure by which a Nominating Shareholder (as defined in the Proposal) may ensure the inclusion of a Qualified Nominee (also defined in the Proposal) in Exxon Mobil's proxy statement and on Exxon Mobil's proxy card.

In a letter to the Commission dated January 15, 2003, Exxon Mobil stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Exxon Mobil argues that the Proposal is excludable under Rule 14a-8(i)(8), because it would establish a procedure that would result in contested elections of directors. Exxon Mobil also argues that, to the extent the Proposal would violate any of the Commission's other proxy rules, it is excludable under Rule 14a-8(i)(3). As discussed more fully below, Exxon Mobil should not be entitled to rely on either exclusion to omit the Proposal.

<u>Rule 14a-8(i)(8): Relates to an Election for Membership on the Company's Board of Directors</u>

Rule 14a-8(i)(8) permits exclusion of a proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." (For simplicity, this exclusion is referred to herein as the "Election Exclusion.") Exxon Mobil contends that the Proposal falls within this exclusion because it would foster contested elections of directors. Exxon Mobil is correct that the SEC staff has, in recent years, excluded proposals similar to the Proposal on the ground that they were likely to lead to contested director elections.

The Plan believes, however, that the Election Exclusion should not be applied as a blanket exclusion of all proposals seeking shareholder access to management's proxy, and respectfully requests that the position be reconsidered. Specifically, we urge the SEC staff to permit such proposals that, like the Proposal, do not circumvent the Commission's proxy rules governing election contests or the disclosure requirements contained in Schedule 14A.

The language of the Election Exclusion provides little guidance regarding its scope. Because of the breadth of its language, it could be interpreted to exclude all proposals touching on the election of directors. However, the SEC staff has not interpreted the Election Exclusion so broadly, and has required companies to include in their proxy statements many different proposals that concern the election of directors, including proposals asking companies to declassify their board, see, e.g., Boeing Co. (Feb. 23, 1999); adopt cumulative voting, see, e.g., Archer Daniels Midland (June 20, 1996); adopt director tenure limits or mandatory retirement ages, see, e.g., LSB Industries (Feb. 17, 1997); and nominate two candidates for each open board seat, see, e.g., SBC Communications Inc. (Jan. 31, 2001; review denied, Mar. 16, 2001).

All of these permitted proposals certainly "relate to" the election of directors. For example, a proposal seeking board declassification would, if implemented, result in each director standing for election every year rather than once every three years. The institution of cumulative voting could significantly change the dynamics of voting in director elections, making it easier for a small bloc of shareholders to ensure the election of a particular director candidate. In addition, nominating two candidates for each open directorship would require shareholders to make choices about the competing slates in each director election.

Interpreting the Election Exclusion to permit proposals touching on director elections is consistent with the scant history and SEC commentary that exists regarding the exclusion. For much of the shareholder proposal rule's history, the first paragraph of the rule, which set forth the general parameters of the process, provided, "This rule does not apply, however, to elections to office." See, e.g., Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)); Exchange Act Rel. No. 4979 (Jan. 6, 1954) (same); Exchange Act Rel. No. 8206 (Dec. 14, 1967) (Rule 14a-8; "This rule does not apply, however, to elections to office or to counter proposals to matters to be submitted by management."). The rule did not contain any additional explanation regarding the meaning of this language.

In 1976, the Commission removed language regarding elections and counter proposals from the first paragraph of the rule, and created two additional substantive bases for exclusion. When this change was first suggested, the Commission proposed that a company could exclude a proposal that related to a "corporate, political or other election to office." In the final version, however, the Commission deleted the words "corporate, political or other" from the provision. The Commission did so to dispel a misunderstanding among commentators that it had "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). Thus, the Commission was clear that it did not intend to bar all proposals dealing in any way with the election of directors.

The SEC staff has been required to determine how the Election Exclusion should apply to proposals that concern director election but are not one of the three types of proposals specifically mentioned in Release No. 12999. As mentioned above, the SEC staff has declined to allow companies to exclude proposals affecting the frequency of elections and director tenure, in addition to the proposals on cumulative voting, director qualifications and political contributions identified in the release. This more permissive interpretation is consistent with the policy that underlies the proxy rules: "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation . . . ." Exchange Act Rel. No. 19135 (Oct. 14, 1982). It is difficult to imagine issues of more urgent concern to shareholders than the election of directors, individuals who are charged with safeguarding shareholders' interests and overseeing management on the shareholders' behalf.

Shareholder Access Proposals

Proposals seeking shareholder access to management's proxy statement (hereinafter, "Shareholder Access Proposals"), however, have met with an inconsistent response from the SEC staff, and the most recent letters have permitted exclusion. Compare Dravo Corporation (Feb. 21, 1995) (not permitting exclusion); Pinnacle West Capital Corp. (Mar. 26, 1993) (same); and Union Oil (Feb. 24, 1983 and Jan. 29, 1981) (same) with Unocal Corp., (Dec. 20, 1990) (allowing exclusion); Toys "R" Us, Inc. (Apr. 3, 2000) (same); and Boykin Lodging Company (Mar. 22, 2000) (same).

Although the precise formulation may vary, Shareholder Access Proposals generally provide that shareholders—often only those holding more than a threshold amount of stock—may nominate a candidate for election to a company's board, and require the company to include the nominee's name and certain other information on the company proxy statement and proxy card. Here, the Proposal would amend Exxon Mobil's bylaws to establish a procedure by which any holder or group of holders owning 3% or more of Exxon Mobil's outstanding common stock (the "Nominating

Shareholder") may nominate a single candidate (a "Qualified Nominee") for inclusion in Exxon Mobil's proxy statement and card. The Proposal would require that certain information required by Schedule 14A with respect to both the Nominating Shareholder and the Qualified Nominee be provided to Exxon Mobil at the time of the nomination. The Proposal also provides that the Nominating Shareholder must agree to abide by all applicable legal requirements, including, without limitation, Rule 14a-12, to the extent soliciting materials other than the Company's proxy statement are used.

The Proposal is designed to improve Exxon Mobil's corporate governance by providing a substantial shareholder or group of shareholders with a cost-effective way to participate meaningfully in the director nomination and election processes. Currently, the incumbent board has exclusive access to management's proxy statement for the purpose of nominating director candidates. A shareholder that wishes to sponsor a board candidate must shoulder all of the expenses associated with such a campaign, including costs associated with preparing, printing and mailing a separate proxy statement and tabulating a separate proxy card, which can total hundreds of thousands of dollars.

Because the cost is so high, only those seeking control of the company typically wage director campaigns. Providing a more level playing field with respect to the nomination of director candidates is a logical outgrowth of the principle that shareholders have the exclusive power to elect directors. Providing access to management's proxy will enable shareholders to fulfill their monitoring role more effectively. <u>See</u> Melvin A. Eisenberg, "Access to the Corporate Proxy Machinery," 83 Harv. L. Rev. 1489 (1970); Carol Goforth, "Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late," 43 Am. U. L. Rev. 379 (1994).

<u>The "Contested Election" Rationale and the Commission's Proxy Rules</u>

In permitting exclusion of Shareholder Access Proposals, the SEC staff has reasoned that such proposals, "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." <u>See</u>, <u>e.g.</u>, United Road Services, Inc. (May 5, 2000); The Black & Decker Corp. (Jan. 18, 2000); The Coca-Cola Company (Jan. 24, 2000). In some cases, the staff has explained further that the establishment of such a procedure "is a matter more appropriately addressed under Rule 14a-11 [now 14a-12]." <u>See</u>, <u>e.g.</u>, Unocal Corp. (Feb. 8, 1990); BellSouth Corp. (Feb. 4, 1998). Exxon Mobil relies on these decisions to urge that it be permitted to exclude the Proposal.

The Plan believes that the "contested election" rationale has been inconsistently applied to proposals dealing with election procedures, in ways that undermine rather than bolster the Commission's current disclosure regime, and that there is no basis for the distinction in the history of the Election Exclusion. Further, public policy considerations militate against the exclusion of Shareholder Access Proposals simply because they might result in challenges to incumbent directors in management's proxy statement.

The SEC staff has supported its use of the contested election rationale by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement does not directly address the propriety of Shareholder Access Proposals. It does, however, contain two principles useful in interpreting the Election Exclusion: first, that Rule 14a-8 should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the SEC staff is concerned that certain proposals reforming the election process could interfere with the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. There has been little controversy when the SEC staff has invoked the Election Exclusion to allow exclusion of self-nominating proposals, for example, or proposals urging shareholders to vote against one or more incumbent directors. The Proposal does neither of these things.

The Proposal does, however, seek to reform the process by which directors are nominated and elected at Exxon Mobil. It is possible to construe "effecting reforms in elections of that nature" as referring to—and thus supporting exclusion of—all proposals aimed at reforming the corporate election process. However, the SEC staff has not taken this position: rather, it has determined that certain election procedure proposals—those that do not result in a "contested election"—are not excludable, while Shareholder Access Proposals may be excluded.

The basis for this distinction is difficult to discern, especially in light of the SEC staff's treatment of recent proposals asking companies to nominate two or more persons for each open board seat and include information about all nominees in the proxy statement and on the proxy card ("Double Nominee Proposals"). Double Nominee Proposals, like Shareholder Access Proposals, would bring about a major change to the process for electing directors. With respect to the Double Nominee Proposals, a contested election would surely occur because the incumbent board could recommend that stockholders vote for only half (or fewer) of the candidates. Nonetheless, the SEC staff has not allowed companies to exclude these proposals.

See, e.g., General Electric Company (Jan. 12, 2001) (rejecting argument that Double Nominee Proposal created contested election, justifying exclusion under Rule 14a-8(i)(8)); General Motors Corp. (Apr. 10, 2000) (same).

The SEC staff's concern regarding circumvention of the other proxy rules, evident in Release 12598, may explain its inconsistent treatment of Double Nominee Proposals and Shareholder Access Proposals. Specifically, the SEC staff may believe that because under the Double Nominee Proposals all candidates are nominated by the incumbent board, violations of the other proxy rules could not occur. The Double Nominee Proposals do require all "SEC-required declarations"—presumably referring to the information about the nominees required by Schedule 14A—to be included in management's proxy statement. However, the Double Nominee Proposals do not prohibit candidates from among the slate not recommended by the incumbent board from sending out their own solicitation materials or even circulating a separate proxy card without complying with the proxy rules. Indeed, if such candidates were serious about winning the election, they would likely engage in at least some solicitation activity.

By contrast, the procedure established pursuant to the Proposal would ensure that Nominating Shareholders and Qualified Nominees do comply fully with all of the Commission's proxy rules. As an initial matter, the proxy rules do not require that the specified disclosure regarding candidates not nominated by the incumbent board appear in a separate document from management's proxy statement or that shareholders shoulder all of the substantial financial burden of sponsoring a candidate for a company's board. Rule 14a-3(a) provides that "No solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with a publicly-filed preliminary or definitive proxy statement containing the information specified in Schedule 14A . . . ." Management's proxy statement, so long as it contained the necessary Schedule 14A information with respect to the Qualified Nominee and the Nominating Shareholder, would satisfy this requirement.[1]

Other proxy rules govern the solicitation process, and the Proposal contemplates that Nominating Shareholders and Qualified Nominees must agree to abide by all of these rules to be included in management's proxy statement. For example, Rule 14a-4

1 Exxon Mobil argues that the Proposal is flawed because it does not require the provision of the information required by Item 4(b) of Schedule 14A. Item 4(b) requires disclosure of matters involving a solicitation, including the methods to be employed, the identity of the persons conducting the solicitation, the projected cost, and by whom that cost will be borne. Plainly, those matters are inapplicable to a Nominating Shareholder that does not intend to conduct a solicitation or use materials other than management's proxy statement. A Nominating Shareholder that does intend to conduct a solicitation or use such materials would, under the Proposal, be required to provide the Item 4(b) information as part of the broader requirement to comply with all of the Commission's proxy rules.

imposes certain requirements regarding the form and content of a proxy card and requires that "[n]o person conducting a solicitation subject to this section shall deliver a form of proxy . . . to any security holder unless the security holder concurrently receives, or has previously received, a definitive proxy statement that has been filed with the Commission pursuant to [Rule 14a-6(b)]."

Similarly, Rule 14a-12 allows written solicitation before shareholders have received a proxy statement only if shareholders are provided with certain information regarding all the participants in the solicitation and there is a legend advising shareholders of certain information. A Nominating Shareholder and Qualified Nominee could comply with these rules by ensuring that no separate proxy cards are distributed prior to the dissemination of management's proxy statement, and by providing participant information in any written solicitation material distributed before the proxy statement.

To conclude that a reform of the kind effected by the Proposal is "more appropriately addressed under [Rule 14a-12]" thus creates an unnecessary dichotomy between the Proposal's procedure and the Commission's proxy rules. Far from undermining those rules, the Proposal ensures that Nominating Shareholders and Qualified Nominees must comply with those rules to take advantage of the benefits conferred by the Proposal. Nothing in the rules prevents such compliance. The Commission's staff may monitor compliance by Nominating Shareholders and Qualified Nominees, just as they do when shareholders sponsor director candidates without the benefit of access to management's proxy statement.

The purpose of the proxy rules—complete and accurate disclosure of information regarding matters to be voted on by shareholders—can be served as well under a shareholder access regime as under the current system. Shareholders, who have limited control rights under our governance system, must rely on directors—their elected representatives—to safeguard their interests. Shareholders thus have a vital interest in ensuring that the procedures used to nominate and elect directors result in an effective and vigilant board; they should be permitted to express their opinions on whether a shareholder access regime is preferable to the current system in this regard. These public policy considerations support including the Proposal in Exxon Mobil's proxy statement, despite the fact that it may make contested director elections more likely.

It is also worth noting that Exxon Mobil's board could, if confronted with a nomination made pursuant to the bylaw set forth in the Proposal, take actions that would avoid a contested election. For example, Exxon Mobil's board could decide that if a shareholder validly nominates a Qualified Nominee pursuant to the shareholder access procedure, the board would decline to renominate one of the incumbent directors. Or, similarly, the board could decide that the size of the board should be increased by board resolution or bylaw (within any constraints established by the charter) to accommodate a Qualified Nominee. In both cases, the number of candidates would not exceed the number of open seats on the board and there would be no election contest.

Rule 14a-8(i)(3): Violation of the Commission's Proxy Rules

Exxon Mobil claims that, to the extent the Proposal violates the Commission's proxy rules, it is excludable pursuant to Rule 14a-8(i)(3), which allows exclusion of proposals that are "contrary to" those rules. As discussed above, the Proposal would not result in any violation of the Commission's proxy rules; rather, it would require compliance with them in order to obtain the benefit of shareholder access. Accordingly, exclusion under Rule 14a-8(i)(3) is not warranted.

* * * *

To conclude, the Proposal sets forth a shareholder right of access to management's proxy statement that has been carefully designed to enhance the participation of substantial shareholders in Exxon Mobil's corporate governance while ensuring compliance with the Commission's proxy rules. Accordingly, we urge the SEC staff not to permit Exxon Mobil to exclude the Proposal in reliance on Rule 14a-8(i)(8) or (i)(3).

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,

Charles J. Jurgonis
Plan Secretary

cc: James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Fax # 972-444-1432

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 15, 2003

The proposal amends the bylaws to require that ExxonMobil include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of ExxonMobil's outstanding stock.

There appears to be some basis for your view that Exxon may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jennifer Bowes
Attorney-Advisor